December 9, 2013

VIA EDGAR AND EMAIL (HatchL@sec.gov and BotkinM@sec.gov)

Ms. Laura Hatch and Ms. Monique Botkin

Division of Investment Management

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

RE:                          U.S. Global Investors Funds

Tax Free and Near-Term Tax Free Funds

N-14

Dear Ms. Hatch and Ms. Botkin:

This letter responds to comments you provided to me by telephone on December 4, 2013.

1.                                      Comment: You asked us to move to the cover page the paragraph on page 3 about incorporating documents by reference.

Response: The requested change has been made.

2.              Comment: You asked us to confirm that the acquiring fund’s summary prospectus will be included in the mailing with the Information Statement/Prospectus.

Response: The acquiring fund’s summary prospectus will be included in the mailing.

3.              Comment: You requested that the first bullet point on page 5 be revised to clarify that the investment objectives of the two funds are the same.

Response: The requested change has been made. The bullet point will read as follows: “The Tax Free Fund and the Near-Term Tax Free Fund have the same investment objective and similar strategies and policies.”

4.              Comment: You asked us to confirm that the reorganization complies with Rule 17a-8 of the Investment Company Act of 1940.

Response: Rule 17a-8 permits reorganizations of affiliated funds to be effected without shareholder approval when:

•                  no fundamental policy of the acquired fund is materially different from a policy of the acquiring fund;

•                  no advisory contract of the acquired fund is materially different from an advisory contract of the acquiring fund;

•                  the non-interested board members of the acquired fund who were elected by its shareholders will comprise a majority of the non-interested board members of the acquiring fund; and

•                  any distribution fees authorized to be paid under the acquiring fund’s distribution plan are no greater than the distribution fees authorized to be paid under the acquired fund’s distribution plan.

In the case of the proposed reorganization, there is no fundamental policy of the Tax Free Fund (the acquired fund) that is materially different from a policy of the Near-Term Tax Free Fund (the acquiring fund), the funds do not pay distribution fees pursuant to a distribution plan, and the same board of trustees, including non-interested board members, currently oversees the funds and will continue to oversee the Near-Term Tax Free Fund. Additionally, apart from the advisory fee rate, the advisory contracts of the funds do not materially differ from one another. The fees payable under the Near-Term Tax Free Fund’s advisory agreement are materially lower than the advisory fees currently payable under the Tax Free Fund’s advisory agreement. Based on the foregoing, we believe that the reorganization may be consummated without shareholder approval in satisfaction of Rule 17a-8.

5.              Comment: With respect to the estimate of portfolio repositioning costs on page 5, you asked whether these costs would be minimal when the portion of the bid/ask spread that could be considered as a form of commission on each sale was taken into account given that approximately one-fourth of the Tax Free Fund’s securities are expected to be sold in advance of the reorganization. You also requested that we make conforming changes to disclosure about repositioning costs on pages 15 and 19, and in the pro forma narrative in the SAI.

Response: Even factoring in a portion of the bid/ask spread as requested, we estimate that the potential repositioning costs will be less than $5,000, which we deem to be minimal. As a result, we believe that no changes need to be made to the current disclosure.

6.              Comment: You asked us to add the weighted-average maturity of the Tax Free Fund to the table on page 6.

Response: The requested change has been made by adding the following language: “The weighted-average maturity of the fund was 6.25 years as of June 30, 2013.”

7.              Comment: You asked us to explain the basis for the statement on page 8 that “[a]ll swap agreements and other derivative instruments that were not classified as commodities or commodity contracts prior to July 21, 2010, are not deemed to be commodities or commodity contracts for purposes of restriction 5 above.”

Response: The Dodd-Frank Act (the “Act”) was enacted on July 21, 2010. Among other things, the Act changed or required changes to be made to the definition of commodities and commodity contracts. Since the funds’ investment restrictions were put in place prior to enactment of the Act, the referenced statement is designed to clarify that instruments that were not classified as commodities or commodity contracts prior to enactment of the Act are not deemed to be such for purposes of the funds’ investment restrictions that were effective prior to enactment of the Act.

8.              Comment: You asked whether there are any differences in the principal risks of the funds and, if so, to disclose the differences.

Response: There are no material differences in the principal risk disclosure for each fund.

9.              Comment: With respect to the fee table on page 10, you noted that the contractual waiver either needs to be removed or extended for a contractual period of at least one year from the date of the Information Statement/Prospectus.

Response: The contractual waiver has been extended to December 31, 2014. The disclosure will be modified to reflect this.

10.       Comment: With respect to the expense example on page 11, you asked us to confirm that the $10 account closing fee is no longer in place.

Response: The $10 account closing fee is no longer in place.

11.       Comment: With respect to the comparison of performance information, you asked whether there is a Barclays Capital 5-Year Municipal Index and queried whether it would be a more appropriate benchmark for the Near-Term Tax Free Fund rather than the Barclays Capital 3-Year Municipal Bond Index.

Response: While there is a Barclays Capital 5-Year Municipal Bond Index, we believe that the Barclays Capital 3-Year Municipal Bond Index continues to be a more appropriate benchmark for the fund. The weighted average maturity of the fund, which is at one of its highest points ever due to the current interest rate environment, currently is still less than four years, typically ranging around three years plus or minus several months.

12.       Comment: With respect to the disclosure about portfolio securities on page 16, you asked whether there is any anticipated repositioning of the combined fund after the reorganization.

Response: Other than transactions that will occur in the normal course of business, no specific post-reorganization repositioning is anticipated.

13.       Comment: You asked us to explain the meaning of the last bullet point on page 19, which states as follows:

“The holding period of each asset of the Tax Free Fund in the hands of the Near-Term Tax Free Fund, other than assets with respect to which gain or loss is required to be recognized in the Reorganization, will include the period during which that asset was held by the Tax Free Fund (except where investment activities of the Near-Term Tax Free Fund have the effect of reducing or eliminating the holding period with respect to an asset).”

Response: Response: Various provisions of the Internal Revenue Code of 1986, as amended (e.g., the Section 1092 straddle rules and the Section 1233 short sale rules), may operate to reduce or eliminate a fund’s tax holding period in an asset. This tax language signals that certain investment activities of the Near-Term Tax Free Fund may trigger those provisions, which could affect the Near-Term Tax Free Fund’s tax holding period in assets acquired in the reorganization.

14.       Comment: With respect to the pricing of fund shares on page 20, you asked us to define “good order.”

Response: The requested change has been made by adding some parenthetical language, so that the sentence now reads as follows:

“When you make a purchase, redemption, or exchange, the value of your transaction will be the next calculated NAV per share after we receive your request in good order (which generally means that the funds have received your instructions and any necessary documents or amounts in the form required by the funds’ policies and procedures).”

15.       Comment: You requested that we remove the language on page 24 about the pricing of foreign securities.

Response: The requested change has been made.

16.       Comment: You observed that the table on page 31 about the ownership of shares needs to be updated.

Response: This table will be updated.

17.       Comment: In the pro forma narrative, you asked us to describe the securities being sold as part of the repositioning of the Tax Free Fund in advance of the reorganization.

Response: The requested change has been made. Specifically, the second sentence of the paragraph under “Repositioning Costs” on page 3 of the SAI has been modified to read as follows: “Securities identified to be sold, which were those with the longest maturities, were 23 percent of the net assets of the Tax Free Fund as of August 23, 2013, the date of the approval of the Reorganization by the Funds’ Board of Trustees.”

18.       Comment: In the pro forma narrative, you asked us to show the capital share activity.

Response: The requested change has been made. Specifically, the following language has been added to page 2 of the SAI:

Capitalization

The following table shows the pro forma combined capitalization as if the reorganization of the Tax Free Fund into the Near-Term Tax Free Fund had occurred on June 30, 2013. The number of shares assumed to be issued to the Tax Free Fund shareholders is equal to the total net asset value of the Tax Free Fund as of June 30, 2013, divided by the net asset value per share of the Near-Term Tax Free Fund as of June 30, 2013. The capitalization of the Tax Free Fund and the Near-Term Tax Free Fund is likely to be different at the closing of the Reorganization as a result of daily share purchase and redemption activity and the effects of ongoing investment operations.

	Tax Free Fund	Near-Term Tax Free Fund Pro Forma Combined
Net Asset Value per Share	$12.30	$2.23
Pre-Combined Shares Outstanding	1,627,721	23,168,186
Reorganization Shares	(1,627,721)	1,627,721
Pro Forma Adjustment for NAV	—	7,342,444
Total Shares Outstanding Post-Combined	—	32,138,351
Pre-Combined Net Assets	$20,021,235	$51,713,340
Reorganization Amount	(20,021,235)	20,021,235
Pro Forma Adjustment	—	—
Post-Combined Net Assets	$—	$71,734,575

*                                         *                                         *

I trust that the foregoing is responsive to your comments.  Please call me at 210-308-1231 if you have any questions.

Best regards,

/s/ James L. Love

James L. Love
Chief Compliance Officer/Deputy General Counsel
U.S. Global Investors Funds